MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                     THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

1.

2010 - Periods in Review

Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) is one of the world's lowest cost gold producers engaged in gold mining and related activities, including exploration, development, extraction, processing and reclamation. We own and operate the Kişladağ gold mine (“Kişladağ”) in Turkey; the Tanjianshan (90% interest), Jinfeng (82% interest) and White Mountain (95% interest) gold mines in China (“TJS”, “Jinfeng”, “White Mountain” respectively); and we are developing gold projects in China (“Eastern Dragon”), Turkey (“Efemçukuru”) and Greece (“Perama Hill”). Jinfeng, White Mountain and Eastern Dragon and certain other assets were acquired with our acquisition of Sino Gold Ltd. (“Sino Gold”) in 2009. We also own an iron ore project in Brazil (“Vila Nova”). Based in Vancouver, Canada, Eldorado is listed on the Toronto Stock Exchange (“TSX”) under the symbol ELD and on the New York Stock Exchange (“NYSE”) under the symbol EGO. ELD is on the S&P/TSX Global Gold Index and EGO is part of the AMEX Gold BUGS Index. Eldorado Chess Depositary Interests (“CDIs”) trade on the Australian Securities Exchange (“ASX”) under the symbol EAU.

This Management's Discussion and Analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2009 and the unaudited interim consolidated financial statements for the period ended June 30, 2010. All dollar amounts in this MD&A are in United States dollars unless stated otherwise. This MD&A is prepared as of July 28, 2010.

2.

Highlights of the Quarter Ended June 30, 2010 and Corporate Developments

Highlights

During the quarter ended June 30, 2010 (“Q2 2010”), we:

•

Produced 167,940 ounces of gold at a cash operating cost of $357 per ounce (Q2 2009 - 84,572 ounces at $303 per ounce),

•

Sold 172,826 ounces of gold at a realized average price of $1,195 per ounce, (Q2 2009 - 86,453 ounces at $927 per ounce),

•

Reported earnings of $0.11 per share (Q2 2009 - $0.07 per share),

•

Generated $92.3 million in cash from operating activities before changes in non-cash working capital (a non-GAAP measure - see Section 15) (Q2 2009 - $35.7 million),

•

Pre-paid RMB 100.0 million ($14.8 million) of the China Construction Bank loans to Jinfeng,

•

Paid our first dividend on June 18, 2010 (CDN$0.05 per share) and

•

Announced our proposed acquisition of Brazauro Resources, which was completed on July 20, 2010 (see Corporate Developments below).

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

Corporate developments

Brazauro acquisition

On July 20, 2010, the Company acquired, through a court approved plan of arrangement under the laws of British Columbia (the “Arrangement”), all the issued and outstanding securities of Brazauro Resources Corporation (“Brazauro”) that the Company did not already own for total consideration of 5,993,898 common shares of Eldorado.

Under the terms of the Arrangement, former Brazauro shareholders other than Eldorado received 0.0675 of an Eldorado common share for each Brazauro share held, as well as 1/3 of a share of TriStar Gold Inc. (“TriStar”), a new exploration company that Eldorado funded with C$10 million on July 19, 2010 as part of the Arrangement. TriStar will hold certain exploration properties previously owned by Brazauro.

The principal asset of Brazauro, the Tocantinzinho Project in Tapajos, Brazil, is a late stage exploration project with a current Measured and Indicated Resource of 2.1 million ounces of gold. In addition, Eldorado acquired option agreements to earn into 100% of the Água Branca and Piranhas properties, located in the Tapajos District immediately adjacent to the Tocantinzinho Project.

Investment in Serabi Mining plc

On June 16, 2010, Eldorado acquired 120,000,000 new Ordinary Shares representing 26.8 per cent of the entire issued and outstanding share capital of Serabi Mining plc (“Serabi”) at a price of 3.0 pence per Ordinary Share (for a total price of $5.4 million) by way of a share subscription agreement (“Subscription Agreement”). Serabi is a gold mining and exploration company involved in the evaluation, development and mining of gold deposits in Brazil, and Serabi's primary interest is the 100% owned Palito Gold property located in the Tapajos region of Brazil. The Palito deposit consists of high grade, narrow gold-copper veins, with considerable exploration potential.

Disposition of Beyinhar

On April 27, 2010 the Company completed the disposition of its interest in the Beyinhar Joint-venture in Inner Mongolian Autonomous Region, China, through the sale of its wholly owned subsidiary Golden China Nei Men Gold Exploration Corporation for C$20.0 million. Beyinhar was included in the acquisition of Sino Gold but was considered to be a non-core asset by Eldorado. The sale did not have an impact on the Company's earnings as the fair value of the property at the date of acquisition was equal to the sale price.

3.

Operations

Kişladağ

	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009
Ore mined (tonnes)	2,971,165	2,910,816	3,334,470	2,552,394	2,418,543
Total material mined (tonnes)	7,590,988	6,305,973	7,151,212	6,266,316	5,656,277
Strip ratio	1.55:1	1.17:1	1.14:1	1.46:1	1.33:1
Ore to pad (tonnes)	2,686,284	2,898,199	3,679,685	2,523,546	2,428,611
Gold grade (g/t)	1.12	1.12	0.86	1.22	1.18
Gold production (ounces)	70,451	82,240	70,131	57,902	62,985

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

During Q2 2010, approximately 2,686,284 tonnes of ore were placed on the leach pad at an average grade of 1.12 g/t (Q2 2009 - 2,428,611 tonnes at 1.18 g/t), and we produced 70,451 ounces of gold at an average cash operating cost of $304 per ounce (Q2 2009 - 62,985 ounces at $268 per ounce). The strip ratio during the quarter was 1.55:1 (waste:ore) compared to the projected life-of-mine strip ratio of 1.63:1 (waste:ore).

Kişladağ continued to benefit from the improvements made to the processing circuit in late 2009. Management is currently reviewing the heap leach recoveries as a result of the strong gold production in recent quarters.

Our capital expenditures at Kişladağ for the quarter were $9.8 million, which included construction on six new leach pads, diamond drilling and the start of the Phase 3 expansion.

TJS

	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009
Ore mined (tonnes)	339,068	111,728	533,708	602,586	350,416
Total material mined (tonnes)	1,584,769	390,627	3,830,234	3,869,839	3,336,115
Strip ratio	3.67:1	2.50:1	6.17:1	5.42:1	9.52:1
Ore processed (tonnes)	271,749	249,738	256,828	257,730	231,874
Gold grade (g/t)	4.38	4.01	5.81	5.73	5.63
Gold production (ounces)	28,884	25,423	37,773	31,016	21,587

During Q2 2010, we milled a total of 271,749 tonnes of ore at TJS at an average grade of 4.38 g/t (Q2 2009 - 231,874 tonnes at 5.63 g/t), resulting in 28,884 ounces of gold produced at an average cash operating cost of $387 per ounce (Q2 2009 - 21,587 ounces at $412 per ounce).

Mining of both ore and waste returned to normal levels following the extended break taken by the mining contractor during Q1 2010.

Capital expenditures in the quarter totalled $6.8 million, which included diamond drilling, processing plant upgrades and work on the tailings dam expansion.

Jinfeng

	Q2 2010	Q1 2010
Ore mined - underground (tonnes)	96,585	101,340
Ore mined - open pit (tonnes)	334,566	398,100
Total material mined - open pit (tonnes)	4,651,564	5,320,508
Strip ratio - open pit	12.6:1	12.4:1
Ore processed (tonnes)	392,211	389,851
Gold grade (g/t)	4.51	4.23
Gold production (ounces)	52,659	45,615

During Q2 2010, we milled 392,211 tonnes of ore at a grade of 4.51 g/t and produced 52,659 ounces of gold at a cash cost of $381 per ounce. Production from the open pit was 334,566 tonnes at a strip ratio of 12.6:1 (waste:ore). Underground production totalled 96,585 tonnes. Mining of ore from the open pit was accelerated during the first half of the year in preparation for the wet season, which generally occurs in the third quarter.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

Capital spending during Q2 2010 totalled $9.7 million, the bulk of which was spent on underground mine development, land acquisitions and improvements to the tailings management system.

White Mountain

Tanjianshan
	Q2 2010	Q1 2010
Ore mined (tonnes)	170,374	133,438
Ore processed (tonnes)	167,981	130,643
Gold grade (g/t)	3.78	4.09
Gold production (ounces)	15,946	11,650

During Q2 2010, White Mountain processed 167,981 tonnes of ore at a grade of 3.78 g/t. Gold production was 15,946 ounces at a cash cost of $442 per ounce. Underground production totalled 170,374 tonnes of ore.

The improvement in both gold production and cash costs as compared with the first quarter was due to increased mine production and mill throughput and less sulphide content in the ore processed.

Capital spending in Q2 2010 totalled $3.9 million, mostly on underground development.

4.

Development

Efemçukuru

Construction work at the concentrator facility is now focused on installing piping and electrical systems. All major equipment, including the SAG and ball mills, have been installed. Civil and structural work continues on the tailings filtration and backfill plants, and earthworks and installation of the lining system for the waste rock dump are ongoing.

Underground development has begun at Efemçukuru. The mining contractor is concentrating on the crusher decline and the North Portal area, which will provide access to the orebody. Other than surface weathering, ground conditions have been favourable.

Kişladağ

The third phase of plant expansion remains on track for completion by the end of 2010. We have completed basic engineering of the circuit changes, with detailed civil and structural work being carried out in Turkey. All major long-lead items have been procured. Site work has begun with earthworks and civil installations underway. The third phase of the expansion of the heap leach pad is progressing on schedule: six additional leach cells are being constructed and will be available for stacking in Q4 2010.

Villa Nova

We began trial mining and processing at the Villa Nova iron ore operation. Access to the ore zones and testing of the plant will continue through Q3 2010, and we expect to produce sufficient ore to begin sales in Q4 2010.

Perama Hill

The Ministry of Environment is assessing the Pre-Environmental Impact Assessment (“PEIA”). During the quarter, we continued to work on the full Environmental Impact Assessment, which will be submitted once we receive the PEIA.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

Eastern Dragon

Work on the Eastern Dragon project focused on completing the permitting required to begin construction at the site. Preparations have been made for a quick start-up of construction once permits are in place. Long- and medium-lead equipment deliveries have been secured to ensure that the construction schedule can be met.

Tocantinzinho

We are planning to issue a Pre-Feasibility Report on the Tocantinzinho project in Para State, Brazil before the end of 2010. This work will be carried out in parallel with the preparation of the project EIA study, as well as the permitting work required for the main access road and powerline to the site.

5.

Exploration

Eldorado has an aggressive $35 million dollar exploration program budgeted for 2010 that includes approximately 125,000 metres of drilling.

Turkey

Kişladağ

We drilled 29  diamond drillholes (>16,000 metres) during Q2 2010, nearly completing the planned 42 hole 2010 resource drilling program. Notable results included:

1)

delineation of new contiguous high-grade gold zones within Intrusion 2A, in areas of the deposit that were originally modelled to contain low gold grades and waste sub-zones;

2)

further definition of the southeast margin high-grade zone, which has now been traced over an east-west strike extent of approximately 300 metres, and lies just outside the boundary of the 2009 design pit; and

3)

identification of high-grade zones along the Intrusion 3 - Intrusion 1 contact in the northwest deposit area, which will reduce the volume of barren Intrusion 3 material contained within the resource model.

Efemçukuru

 In Q2 2010, we continued to drill-test the Kokarpinar vein. We completed the final four drillholes of the preliminary six drillhole program, and a second-stage program of up to eight additional holes will commence in Q3 2010 once we have obtained forestry permits. The vein was intersected at near the projected depth in all drillholes, with four of the six holes returning significant mineralized intervals.

Reconnaissance programs

During the quarter, we conducted reconnaissance exploration on our MH, Sizma, AS and Catak projects consisting of geological mapping, geophysical surveying and geochemical sampling. Eight shallow drillholes tested surface geochemical anomalies at Sizma. Permitting is underway for drilling programs at MH, Sizma, Sayacik and AS later in 2010.

China

Jinfeng

In the Jinfeng district, drilling programs are underway at the Jinfeng mine, at the Bannian prospect located approximately 20 kilometres southwest of the Jinfeng mine and at the Lintan prospect, located 1000 metres north of the mine. Drilling at both prospects is targeting mineralized fault zones, where previous surface trenching and shallow mining activities identified structurally controlled zones of high-grade gold. In Q2 2010, we completed the first 992 metres of the 22,000 metre planned drilling program at the Jinfeng mine, designed both to upgrade zones of inferred resources and test new targets.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

White Mountain

In the White Mountain district, drilling is underway to target the open down-dip and along-strike extensions of the known orebody. The first drillhole of the program intersected the down-dip extension of the mineralized zone at approximately 200 metres deeper than previous intersections, constraining a >1 kilometre vertical extent to the system. Mapping and sampling programs are ongoing on nearby exploration licenses at Xiaoshiren and Dongdapo, defining targets for drilling in the second half of 2010.

We completed three drillholes at the optioned Caijiagou prospect, which is presently operating as a low-grade, open pit gold mine. No significant mineralization was intersected. We will review our ongoing interest in the project once results are obtained from the pending assays.

Eastern Dragon

Field activities at Eastern Dragon commenced during Q2 2010, with ground magnetic surveys, float sampling and prospecting of areas containing mineralized veins peripheral to the Lode 5 deposit. We are prioritizing drill targets for testing in the third and fourth quarters of 2010, and planning additional step-out drilling on the Lode 5 deposit.

Tanjianshan

After completing the infill drilling of the main part of the 323 zone, our exploration focus has shifted to testing the along-strike open northern extension of the zone. The 323 zone is now defined over a strike length of 350 metres, with drilling completed on 50 metre spaced sections. Geological and resource modeling of the zone is ongoing.

Brazil

Tocantinzinho

No new exploration work was completed during Q2 2010 at Tocantinzinho. We identified contractors for geophysical surveys and scheduled diamond drilling programs for the upcoming quarter.

Reconnaissance

We completed a stream sediment and rock sampling program at the optioned Triguiero project in northeast Brazil.  Several isolated stream sediment samples showed weakly anomalous gold values, and follow-up work is planned for July.

Nevada

Controlled Source Audio Magnetotelluric (“CSAMT”) geophysical surveys were completed at Richmond Mountain and Cathedral Well in Q2 2010, and will be used to identify drillhole targets. Geological mapping of the Buffalo Canyon property was completed, and is underway on the southern portion of the Richmond Mountain property.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

6.

Production

OPERATING DATA [1,5]	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009

TOTAL GOLD PRODUCTION
Total ounces produced	167,940	164,928	128,593	88,918	84,572
Total ounces sold	172,826	163,446	131,068	85,246	86,453
Cash operating costs ($/oz) [3]	$ 357	$ 370	$ 330	$ 296	$ 303
Total cash cost ($/oz) [2,3]	$ 410	$ 397	$ 365	$ 325	$ 325

KISLADAG, TURKEY
Ounces produced	70,451	82,240	70,131	57,902	62,985
Ounces sold	69,197	83,974	70,765	55,902	65,484
Cash operating costs ($/oz) [3]	$ 304	$ 304	$ 294	$ 275	$ 268
Total cash cost ($/oz) [2,3]	$ 345	$ 307	$ 296	$ 277	$ 270

TANJIANSHAN, CHINA
Ounces produced	28,884	25,423	37,773	31,016	21,587
Ounces sold	38,261	18,947	40,150	29,344	20,969
Cash operating costs ($/oz) [3]	$ 387	$ 420	$ 332	$ 336	$ 412
Total cash cost ($/oz) [2,3]	$ 483	$ 517	$ 421	$ 417	$ 495

JINFENG, CHINA [4]
Ounces produced	52,659	45,615	14,541	-	-
Ounces sold	48,623	49,674	14,554	-	-
Cash operating costs ($/oz) [3]	$ 381	$ 422	$ 471	$ -	$ -
Total cash cost ($/oz) [2,3]	$ 423	$ 462	$ 515	$ -	$ -

WHITE MOUNTAIN, CHINA [4]
Ounces produced	15,946	11,650	6,148	-	-
Ounces sold	16,745	10,851	5,599	-	-
Cash operating costs ($/oz) [3]	$ 442	$ 550	$ 400	$ -	$ -
Total cash cost ($/oz) [2,3]	$ 474	$ 589	$ 439	$ -	$ -

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Cash operating costs and total cash costs are non-GAAP measures. See the section “Non-GAAP Measures” of this MD&A.

4     Jinfeng and White Mountain production in Q4 2009 is for the period December 2009 only.

5     Cash operating costs and total cash costs have been recalculated for prior quarters based on ounces sold.

7.

Legal

There has been no material change in the legal status of our worldwide projects and operations from what we reported in our MD&A for the year ended December 31, 2009 ("2009 Annual MD&A").

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

8.

Results of Operations

	Three months ended June 30,				Six months ended June 30,
	2010	2009	Change	% Change	2010	2009	Change	% Change
Total Company
Gold Sales	206.4	80.1	126.3	158%	387.9	132.3	255.6	193%
Mine Operating Costs	72.3	28.5	43.8	154%	139.2	46.9	92.3	197%
DD&A	29.2	6.2	23.0	371%	52.0	10.3	41.7	405%
Earnings from mine operations	104.9	45.4	59.5	131%	196.7	75.1	121.6	162%

Kisladag
Gold Sales	82.5	60.5	22.0	36%	175.6	101.6	74.0	73%
Mine Operating Costs	24.3	17.9	6.4	36%	50.6	30.9	19.7	64%
DD&A	3.4	2.9	0.5	17%	7.8	5.0	2.8	56%
Earnings from mine operations	54.8	39.7	15.1	38%	117.2	65.7	51.5	78%

TJS
Gold Sales	45.4	19.6	25.8	132%	66.4	30.7	35.7	116%
Mine Operating Costs	18.1	10.6	7.5	71%	29.6	16.0	13.6	85%
DD&A	7.4	3.3	4.1	124%	11.4	5.3	6.1	115%
Earnings from mine operations	19.9	5.7	14.2	249%	25.4	9.4	16.0	170%

Jinfeng
Gold Sales	58.3	-	58.3	-	113.7	-	113.7	-
Mine Operating Costs	21.0	-	21.0	-	44.0	-	44.0	-
DD&A	13.7	-	13.7	-	24.8	-	24.8	-
Earnings from mine operations	23.6	-	23.6	-	44.9	-	44.9	-

Net income

Our consolidated net income for Q2 2010 was $60.5 million or $0.11 per share (Q2 2009 - $25.9 million or $0.7 per share). Earnings from mine operations before taxes were $104.9 million (Q2 2009 - $45.4 million). The balance of net income is made up of general and administrative expense of $13.8 million (Q2 2009 - $7.9 million), income tax expense of $23.0 million (Q2 2009 - $7.2 million) and other expenses and non-controlling interest totalling $7.6 million (Q2 2009 - $4.4 million). The increase in net income from Q2 2009 was mainly due to the addition of Jinfeng and White Mountain earnings, higher sales volumes from TJS and higher gold prices.

Gold revenues

Our gold revenues consist of gold bullion sales at spot price and dore sales. We sell refined bullion either to large financial institutions or on the Istanbul gold exchange. We sell dore to gold refineries in China at the quoted Shanghai Gold Exchange daily price.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

Gold revenues of $206.4 million for Q2 2010 increased $126.3 million, or 158%, compared to Q2 2009 revenues of $80.1 million due to higher selling prices and sales volumes. Selling prices in Q2 2010 increased 29% and ounces sold increased 100% compared to Q2 2009. Sales from Kişladağ and TJS increased 21,005 ounces over sales in Q2 2009, while Jinfeng and White Mountain added 65,368 ounces.

	Three-month period ended June 30

Gold ounces sold	2010	2009	% change

Ki*lada*	69,197	65,484	6%
TJS	38,261	20,969	82%
Jinfeng	48,623	-	-
White Mountain	16,745	-	-
Total gold ounces sold	172,826	86,453	100%
Average selling price per ounce	$ 1,194.51	$ 927.06	29%
Gold revenues (000s)	$ 206,443	$ 80,147	158%

Operating costs

Operating costs for Q2 2010 were $72.3 million, an increase of 154% over Q2 2009 operating costs of $28.5 million. This reflects higher production at TJS as well as the addition of operating costs from Jinfeng and White Mountain.

Depletion, depreciation and amortization

Depletion, depreciation and amortization (“DD&A”) expense of $29.5 million in Q2 2010 was $23.0 million higher than the Q2 2009 expense of $6.5 million. DD&A expense from TJS increased $4.1 million, reflecting higher sales volumes. DD&A expense from Jinfeng and White Mountain totalled $18.4 million in Q2 2010.

General and administrative

General and administrative costs are incurred at our head office in Vancouver, Canada, as well as in the countries where we conduct our business. General and administrative expense of $13.8 million for Q2 2010 was higher than Q2 2009 general and administrative expense of $7.9 million, primarily due to higher stock-based compensation expense and the addition of the Sino Gold staff in our Beijing office.

Mine standby costs

During Q2 2010, we reported mine standby costs of $0.6 million (Q2 2009 - $0.9 million) related to Vila Nova. Mining operations began at Vila Nova during the quarter.

Exploration expense

Exploration expense for Q2 2010 was $3.0 million compared to $3.4 million in Q2 2009. Exploration activities are discussed in the “Exploration” section of this MD&A. The costs of some of our exploration activities are capitalized if they lead to an increase of reserves and resources at our existing operating mines.

Foreign exchange gain

During Q2 2010, we reported a foreign exchange gain of $1.4 million (Q2 2009 - $2.0 million loss). The major part of this gain related to foreign exchange gains in the revaluation of our future income tax liabilities denominated in euros.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

Asset retirement obligation costs

During Q2 2010, we reported asset retirement obligation costs of $0.5 million (Q2 2009 - $0.1 million). The increase in asset retirement obligation costs was mainly due to the addition of the retirement obligations associated with Jinfeng and White Mountain.

Interest and financing costs

Interest expense for Q2 2010 was $1.7 million, compared to $0.1 million in Q2 2009, reflecting interest incurred on the debt acquired with the purchase of Sino Gold.

Income taxes

Income tax expense for Q2 2010 was $23.0 million (Q2 2009 - $7.2 million). The effective tax rate increased from 21% in Q2 2009 to 26% in Q2 2010 due to an increase in Eldorado's proportionate share of taxable income from China, where we are subject to a higher income tax rate compared to Turkey.

Non-controlling interest

We reported a charge of $4.0 million during Q2 2010 related to our joint venture partners' interests in TJS (10%), Jinfeng (18%) and White Mountain (5%) (Q2 2009 - $0.7 million).

9.

Outlook

We expect to produce 625,000 ounces of gold in 2010 at a cash operating cost of $375 per ounce compared to our previous guidance of 550,000 to 600,000 ounces of gold at a cash operating cost of approximately $385 to $400 per ounce as reported in our 2009 Annual MD&A. Capital expenditures for 2010 are forecast at approximately $280.0 million, unchanged from the outlook in our 2009 Annual MD&A.

10.

Liquidity

During Q2 2010, operating activities before changes in non-cash working capital (a non-GAAP measure - see Section 15) generated $92.3 million in cash (Q2 2009 - $35.7 million).

Eldorado invested $50.3 million in capital expenditures and mine development in Q2 2010. Mine construction expenditures at Efemçukuru totalled $14.8 million, while spending on the Eastern Dragon development project totalled $2.6 million. Spending at our producing mines totalled $30.2 million, including: $9.8 million at Kişladağ, mostly related to leach pad expansion; $9.7 million at Jinfeng, mostly related to tailings dam construction and underground mine development; $3.9 million at White Mountain, mainly related to underground mine development; and $6.8 million at TJS, mainly related to processing plant upgrades and the 323 Zone infill drilling program. We also spent $1.1 million on Tocantinzinho and $0.5 million on Perama Hill. The remaining $1.1 million of expenditures related to acquiring fixed assets at our corporate offices in Canada, China and Turkey.

On June 18, 2010 we paid our first dividend of CDN$0.05 per share amounting to $26.4 million.

During Q2 2010, we received net proceeds of $21.7 million in consideration for issuing 2,959,977 common shares related to the exercise of stock options.

At June 30, 2010, we had cash and cash equivalents of $307.0 million and working capital of $336.0 million, compared with $265.4 million of cash and cash equivalents and working capital of $266.9 million at the beginning of the year. Due to existing regulations in China that govern cash movements within and injected into the country, our existing debt can only be paid from cash flows generated from our Chinese operations that are party to the loan.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

In the opinion of management, the working capital at June 30, 2010, together with future cash flows from operations, is sufficient to support Eldorado's planned and foreseeable commitments.

Contractual obligations

The Company's contractual obligations at June 30, 2010 include:

	($000s)
	2010 $	2011 $	2012 $	2013 $	2014 and later $	Total $

Debt	8,279	79,184	35,499	25,718	30,924	179,604
Capital leases	67	72	60	25	-	224
Operating leases	2,779	3,391	3,249	2,163	721	12,303
Purchase obligations	66,138	30,790	13,774	-	-	110,702
Totals	77,263	113,437	52,582	27,906	31,645	302,833

Interest on debt is not included in the above table.

11.

Capital Resources

Cash and working capital

At June 30, 2010, we had cash and cash equivalents of $307.0 million and working capital of $336.0 million, compared with $265.4 million of cash and cash equivalents and working capital of $266.9 million at the beginning of the year. The increase in cash and cash equivalents was primarily attributable to cash flows generated by our operating mines.

Debt

(a)

HSBC revolving loan facility

In May 2010, Heihe Rock Mining Industry Development Company Limited (“Eastern Dragon”), our 95% owned subsidiary, entered into an RMB 80.0 million ($11.8 million) revolving facility (“the Facility) with HSBC Bank (China). The Facility can be drawn down in minimum tranches of RMB 1 million ($0.1 million) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The Facility has a term of up to one year and matures on April 30, 2011.

The facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at June 30, 2010, the security coverage is $2,122.

As at June 30, 2010, RMB 13.1 million ($1.9 million) were drawn under the Facility.

(b)

Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary acquired as part of the Sino Gold acquisition, entered into an RMB 680.0 million ($99.6 million) construction loan facility (“the construction loan”) with China Construction Bank (“CCB”).

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

The construction loan has a term of six years commencing from February 27, 2009 and is subject to a floating interest rate adjusted annually at the prevailing lending rate stipulated by the People's Bank of China for similar loans with a 5% discount.

In June 2010, Jinfeng pre-paid RMB 50.0 million ($7.4 million) on this loan.

(c)

Jinfeng working capital loan

In 2009, Jinfeng entered into an RMB 85.0 million ($12.5 million) working capital loan (“the working capital loan”) with CCB.

The working capital loan has a term of three years and is due on August 17, 2012. This loan is subject to a floating interest rate adjusted annually at the prevailing lending rate stipulated by the People's Bank of China for similar loans with a 5% discount.

In June 2010, Jinfeng pre-paid RMB 50.0 million ($7.4 million) on this loan.

(d)

White Mountain working capital loan

In July 2010, Sino Gold Jilin BMZ Mining Limited (“White Mountain”), our 95% owned subsidiary, entered into a RMB 50.0 million ($7.4 million) working capital loan (“working capital loan”) with China Merchants Bank Co. (“CMB”).

Each drawdown bears interest at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown adjusted quarterly. The working capital loan has a term of one year and can be extended, subject to CMB's approval

The working capital loan is secured by a letter of guarantee issued by Eldorado.

Equity

At June 30, 2010, Eldorado had 541.1 million (December 2009 - 537.1 million) common shares issued and outstanding.

12.

Summary of Quarterly Results

($000s)	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008

Total revenue	207,781	182,150	145,185	82,604	80,538	52,402	65,148	68,238
Net income (loss)	60,508	52,845	33,289	30,154	25,900	13,061	100,724	17,040
Earnings per share
Basic	0.11	0.10	0.08	0.08	0.07	0.04	0.27	0.05
Diluted	0.11	0.10	0.08	0.08	0.07	0.04	0.27	0.05

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

13.

Off-Balance Sheet Arrangements

None.

14.

Changes in Accounting Policies and New Accounting Developments

(a)

Changes in accounting policies

During the period, the Company adopted an accounting policy for long-term investments. Investments in significantly influenced companies are accounted for using the equity method. Under the equity method, the original cost of the shares is adjusted for the Company's share of post-acquisition earnings or losses less dividends.

(b)

New accounting developments

Business Combinations (Section 1582)

In January 2009, the CICA issued Section 1582, Business Combinations, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA Sections 1601 and 1602. The Company has not yet adopted this standard.

Consolidations (Section 1601) and Non-Controlling Interest (Section 1602)

In January 2009, the CICA issued Section 1601, Consolidations, and Section 1602, Non-Controlling Interests. Section 1601 establishes standards for preparing consolidated financial statements and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting these sections for a fiscal year beginning before January 1, 2011 also must adopt CICA Section 1582.The Company has not yet adopted these standards.

International Financial Reporting Standards (“IFRS”)

Canadian Generally Accepted Accounting Principles (“GAAP”) for publicly listed companies will be replaced with IFRS effective for fiscal years beginning on or after January 1, 2011. Eldorado will begin reporting its financial statements in accordance with IFRS in the first quarter of 2011 with restatement of comparative information presented. The conversion to IFRS will impact Eldorado's accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

We have started the transition process from current Canadian GAAP to IFRS. We have established a project team that is led by finance management, and we have designated the appropriate resources to the project to develop an effective plan. We will continue to assess resource and training requirements as the project progresses. The team makes regular progress reports to the Audit Committee of the Board of Directors on the status of the IFRS implementation project.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

We have identified the following four phases to our conversion:

Phase 1 - Scoping and Planning

The scoping and planning phase involves establishing a project management team and organizational structure (including oversight of the process) and includes a project management plan and stakeholder analysis and communication strategy. This phase also includes an initial assessment of the key areas where the IFRS transition may have a significant impact and present significant challenges.

Phase 2 - Detailed Assessment

The detailed assessment phase involves in-depth technical analysis that will result in an understanding of potential impacts, decisions on accounting policy choices and the drafting of accounting policies. In addition, this phase will result in identifying additional resource and training requirements and the processes for preparing financial statements, establishing IT system requirements and preparing detailed transition plans.

Phase 3 - Implementation

The implementation phase will identify and carry out the implementation requirements to effect management's accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2010 and complete other transitional reconciliations and disclosure requirements.

Phase 4 - Post-Implementation

The last phase of post-implementation will involve continuous monitoring of changes in IFRS throughout the implementation process and assessing their impacts on Eldorado and our reporting.

We completed the scoping and planning phase in 2008, and we started the detailed assessment phase in 2009. As part of this phase, Eldorado evaluated and assessed IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”). IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS. Eldorado expects to apply the following IFRS 1 optional exemptions, which may have a significant impact on Eldorado's results:

•

to apply the requirements of IFRS 3, “Business Combinations”, prospectively from January 1, 2010 (the "Transition Date");

•

to apply the requirements of IFRS 2, “Share-Based Payments”, only to share-based payments granted after November 7, 2002 that had not vested as of the Transition Date;

•

to apply the borrowing cost exemption and apply IAS 23, “Borrowing Costs”, prospectively from the Transition Date;

•

to elect to recognize all cumulative actuarial gains and losses for all defined benefit plans that exist at the Transition Date in opening retained earnings; and

•

to elect to apply IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, for changes in such liabilities prospectively from the Transition Date.

We have also made substantial progress on the technical analysis in each of the key areas highlighted below during the initial assessment completed in Phase 1. As a result, we have developed a number of IFRS accounting policies, subject to future changes or revisions that may be needed as a result of updates to the IFRS standards. These IFRS accounting policies were presented and discussed with management and the Audit Committee of the Board of Directors for their review.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

We have identified the following areas where the accounting differences between Canadian GAAP and existing IFRS may have an impact on the Company's consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas we believe to be most significant. The International Accounting Standards Board (“IASB”) has significant ongoing projects that are expected to result in the issuance of new and/or revised accounting standards and, as a result, the final impact of IFRS on Eldorado's consolidated financial statements will only be measured once all applicable standards at the conversion date are known. The differences described below are those based on existing Canadian GAAP and IFRS at December 31, 2009. At this stage, Eldorado is not able to reliably quantify the expected impact on our consolidated financial statements for these differences.

a)

Impairment of assets

Canadian GAAP generally uses a two-step approach to impairment testing: first, comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and if so, measuring any impairment by comparing asset carrying values with fair values. International Accounting Standard (IAS) 36, “Impairment of Assets”, uses a one-step approach for both testing for and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more writedowns where the carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis but could not be supported on a discounted cash flow basis. IFRS also has the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

b)

Provision for reclamation and rehabilitation

The key areas of difference between IFRS and Canadian GAAP include the discount rate used, the re-measurement requirements and the constructive obligation concept. Under IFRS, a liability must be recognized at the time when the entity becomes legally or constructively obliged to rehabilitate disturbance resulting from mining activities, while under Canadian GAAP, a liability is only recognized when the entity is legally bound. Discount rates used should reflect the risks specific to the decommissioning provision. Unlike IFRS, discount rates for asset retirement obligations under Canadian GAAP are based on the entity's credit-adjusted risk-free rate. IFRS requires re-measurement of the liability at each reporting date, whereas Canadian GAAP requires re-measurement of the liability in the event of changes in the amount or timing of cash flows required to settle the obligation. The use of the current discount rate for all changes in estimates, combined with the requirement to re-measure the liability at each reporting date under IFRS, will significantly simplify the process required to measure any restoration liabilities because there will no longer be a need to record separate layers for the original liability and each subsequent upward revision in estimated cash flows. Under IFRS, accretion is required to be presented as an interest expense and included in ‘Interest and financing costs' on the statement of earnings, whereas under Canadian GAAP there is no prescribed presentation for asset retirement obligation accretion.

c)

Business combinations

Certain differences have been identified between IFRS and Canadian GAAP in accounting for business combinations. Canadian GAAP requires share-based consideration to be valued based on the announcement date share price, whereas under IFRS, share-based consideration is required to be valued based on its fair value at the acquisition date. Under IFRS, restructuring costs and other transactions costs are expensed on acquisition, whereas under Canadian GAAP they are included in the purchase consideration. Under Canadian GAAP, after a business combination a non-controlling interest is reflected at the historical carrying value of the assets and liabilities of the acquired entity. In contrast under IFRS, after a business combination, a non-controlling interest is recorded based on its share of the fair value of the assets and liabilities of the acquired entity.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

d)

Income taxes

Existing IFRS requires the recognition of deferred taxes in situations not required under Canadian GAAP. Specifically, a deferred tax liability (asset) is recognized for exchange gains and losses relating to foreign non-monetary assets and liabilities that are re-measured into the functional currency using historical exchange rates. Similar timing differences are also recognized for the difference in tax bases between jurisdictions as a result of intra-group transfer of assets. Future tax liabilities for temporary tax differences on asset acquisitions are not recognized.

e)

Property, plant and equipment

Separate accounting for components of property, plant and equipment is more rigorously applied and broader under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Internal Controls over Financial Reporting

Given the requirement for management to perform an annual assessment of the effectiveness of Eldorado's internal control over financial reporting, all entity level, information technology, disclosure and business process controls will need to be reviewed and updated as appropriate to reflect the necessary changes arising from the IFRS transition. Where material changes are identified, these changes will need to be mapped and tested to ensure that no material deficiencies exist as a result of the transition to IFRS.

15.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Cash operating cost

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the operating costs is included below:

	Q2 2010	Q2 2009

Gold ounces sold	172,826	86,453

	$000s

Operating costs	$72,303	$28,502
Royalty expense and production taxes	(9,118)	(1,854)
SBC expense and other adjustments[1]	(1,409)	(422)

Cash operating cost	61,776	26,226

Cash operating cost per ounce	$ 357	$ 303

1   Stock-based compensation expense (“SBC”) and adjustments related to restating cost per ounce on an ounces sold basis.

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

Cash flow from operations before changes in non-cash working capital

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items, including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company's cash flow from operations and considered to be meaningful in evaluating the Company's past financial performance or future prospects. The Company believes that the conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

16.

Other MD&A Requirements

Other than as described in this quarterly interim report, there has been no change to the information provided in our 2009 Annual MD&A regarding the following items: Critical Accounting Estimates; Financial Instruments and Related Risks; and Other Risks and Uncertainties. Please see our 2009 Annual MD&A for information on these items.

Additional information relating to Eldorado, including our Annual Information Form, is available on SEDAR at www.sedar.com.

17.

Disclosure of Outstanding Share Data

The following table describes Eldorado's share capital structure as at July 28, 2010, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity type	Weighted average exercise price per share Cdn$	Total number of common shares

Common shares		547,127,276
Share purchase options	9.43	9,990,950

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010

18.

Management's Report on Internal Control over Financial Reporting

Eldorado's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in Eldorado's internal control over financial reporting during Q2 2010 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

19.

Cautionary Statement on Forward-Looking Information and Risk Factors

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, the estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. These statements often include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among other things, the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

See our 2010 Annual Information Form and our 2009 annual MD&A for additional information on risks, uncertainties and other factors relating to forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado's consolidated financial statements are prepared in accordance with Canadian GAAP and are filed with appropriate regulatory authorities in Canada and the United States.

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